Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia’s Cloud Business Hits New Strategic

Milestone: Expansion Into Government Sector

GigaCloud endorsed by New Taipei City government

in cloud program targeting 10,000 SMEs

TAIPEI, Taiwan, May 21, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today that its GigaCloud business has been selected by the New Taipei City government to help build-out a new government cloud services platform and drive the adoption of cloud services by local small-to-medium-enterprises (SMEs); a strategic milestone in GigaCloud’s expansion into regional government sectors.

New Taipei City is home to over 200,000 SMEs, the second largest concentration in Taiwan, making it a key starting point for promoting cloud services and driving SME migration.

The New Taipei City government cloud program targets adoption of cloud technology services by 10,000 SMEs in the next 12 months in the trading, logistics, green energy, and cultural industries to help upgrade the efficiency and competitiveness of local SMEs. New Taipei City plans approximately ten events for SMEs in the next 12 months to promote cloud services. GigaCloud will receive subsidies during the period to help support its involvement and will manage billing and customer service for SMEs that subscribe to GigaCloud’s solutions.

“The government sector in Taiwan and China represents an exciting opportunity for GigaCloud as more and more agencies are both moving toward cloud-based communications and computing solutions, and promoting their use by local businesses,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “GigaMedia is well-positioned to meet this growing demand with a range of cloud-based software as a service that saves costs, increases flexibility, and boosts efficiencies.”

Based in Taipei, GigaCloud is a provider of integrated cloud solutions and services designed to help SMEs improve their business performance and bottom-line results. GigaCloud’s offerings currently consist of communication-oriented services, including hosted PBX telephone systems and hosted Internet fax service; and value-added services, such as hosted video camera surveillance systems and hosted cloud storage.

“Our business is making rapid progress and we look forward to continuing to expand the scope, reach, and quality of our GigaCloud offerings going forward,” stated GigaMedia CEO Collin Hwang.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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